

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 29, 2010

Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On December 29, 2010, Winnebago of Indiana, LLC, ("Winnebago of Indiana") a newly formed wholly-owned subsidiary of Winnebago Industries, Inc. (the "Company"), SunnyBrook Manufacturing, Inc. ("SBM"), SunnyBrook RV, Inc, a wholly-owned subsidary of SBM ("SunnyBrook RV") and certain shareholders of SBM entered into an Asset Purchase Agreement (the "Purchase Agreement"), pursuant to which Winnebago of Indiana purchased substantailly all of the assets and assumed certain liabilities of SunnyBrook RV (the "Transaction").

The aggregate Transaction consideration paid by Winnebago of Indiana, as set forth in the Purchase Agreement, was $5.7 million in cash (consisting of a $2.4 million cash purchase price, a $2.3 million repayment in full of certain commercial loan obligations, and a $1.0 million repayment in full of loans outstanding to certain SBM shareholders) (collectively, the "Purchase Price"). The Purchase Price was funded entirely from the Company's cash on hand and, as described in the Purchase Agreement, is subject to a post-closing working capital adjustment.

The assets of SunnyBrook RV will be used in connection with the operation of Winnebago of Indiana's business of manufacturing towable recreational vehicles. SunnyBrook RV, located in Middlebury, Indiana, produces a variety of towable recreational vehicles under the SunnyBrook RV brand consisting of Harmony, Brookside, Bristol Bay, Edgewater and Sunset Creek travel trailers and Harmony, Brookside, Bristol Bay, West Pointe, Big Dog and Titan fifth wheel trailers. After the Transaction, Winnebago of Indiana will continue to operate as a wholly-owned subsidiary of the Company. Elvie Frey, the president and majority owner of SBM, will serve as the president of Winnebago of Indiana.

The Purchase Agreement contains certain customary representations, warranties and covenants. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Purchase Agreement. Moreover, certain representations and warranties in the Purchase Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to Company shareholders or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Accordingly, the representations and warranties in the Purchase Agreement should not be relied on by any persons as characterizations of the actual state of facts about the parties at the time they were made or otherwise.

The descriptions of the Purchase Agreement set forth above are qualified by reference to the Purchase Agreement that is filed as Exhibit 2.1 to this Current Report on Form 8-K and are incorporated by reference herein.

Item 8.01 Other Events

On December 29, 2010, the Company issued a press release relating to the Transaction, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is also incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Description
2.1	Purchase Agreement *
99.1	Press release of Winnebago Industries, Inc. dated December 29, 2010.

* Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission, upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date: December 30, 2010   By: /s/ Robert J. Olson
                                              Robert J. Olson
                                              Chairman of the Board, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	**Description**
2.1	Purchase Agreement *
99.1	Press release of Winnebago Industries, Inc. dated December 29, 2010.

* Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission, upon request.